Exhibit 12.1

DYNEX CAPITAL, INC.

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months Ended September 30, 2014		Year Ended December 31,
(Amounts in thousands, except ratios)			2013		2012		2011		2010		2009
Fixed charges
Interest expense	$20,263		$39,028		$35,147		$24,082		$14,356		$14,671
Preferred dividend requirements	6,882		7,902		2,036		—		3,061		4,010

Total	$27,145		$46,930		$37,183		$24,082		$17,417		$18,681

Earnings
Income from continuing operations	$24,133		$68,069		$74,042		$39,812		$29,472		$17,581
Add:
Fixed charges, excluding preferred dividend requirements	20,263		39,028		35,147		24,082		14,356		14,671
Less:
Equity in income (loss) of equity method investees	—		—		—		—		—		2,400

Total	$44,396		$107,097		$109,189		$63,894		$43,828		$29,852

Ratio of earnings to fixed charges:	2.19	x	2.74	x	3.11	x	2.65	x	3.05	x	2.03	x

Ratio of earnings to fixed charges and preferred stock dividends	1.64	x	2.28	x	2.94	x	2.65	x	2.52	x	1.60	x